Exhibit 99.1

BioNTech Publishes First Sustainability Report and Receives “Prime” Rating by ISS ESG

•	BioNTech is committed to contributing to the UN Sustainable Development Goals (SDGs), particularly the promotion of good health and well-being for all people of all ages
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The Company has signed the UN Global Compact and is committed to good corporate governance, the exercise of social and societal responsibility and the mitigation of human impact on the world’s climate and environment

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BioNTech’s efforts have been recognized by the rating agency ISS ESG, part of the Institutional Shareholder Services group (ISS), which awarded the Company a “Prime” ESG (ESG; Environmental, Social, Governance) rating (top 10% in the industry) following publication of its first sustainability report for 2020

•	The Company aims to become climate neutral by 2030; 85% of its total energy consumption is covered by renewable electricity, climate neutral natural gas and climate neutral district heating
•	BioNTech is committed to diversity; its employees represent more than 60 nationalities and females account for 45% of top manager positions

MAINZ, Germany, May 21, 2021 – BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”), a next generation immunotherapy company pioneering novel therapies for cancer and infectious diseases, has published its first Sustainability Report. The report focuses on the Company’s commitment to making an impact on good health and well-being, anchoring responsibility in its core business, ensuring BioNTech’s resilience through responsible governance, creating values and shaping a sustainable corporate culture for growth. BioNTech was awarded a "Prime" rating in its first ESG rating by the rating agency ISS ESG. BioNTech is now ranked by ISS ESG in the top 10% of all rated companies in the Pharmaceuticals and Biotechnology sector.

“BioNTech was founded in 2008 with the vision of improving the health of people worldwide by harnessing the full potential of the immune system. This is what still drives us every day”, said Dr. Sierk Poetting, CFO and COO of BioNTech. “The publication of our first Sustainability Report is a milestone for us, showcasing not only the contribution we aspire to make to society through our innovative research, but also the wider responsibility we take on as a company. The ‘Prime’ rating from ISS ESG is a significant independent recognition of our sustainability performance. As a signatory of the UN Global Compact, we will also continue to execute our key responsibilities and provide regular updates on our activities, efforts and progress to this end.”

Responsibility in the core business: having an impact on good health and well-being

BioNTech’s mission and its core business model is to develop novel therapies for cancer, infectious and other serious diseases in order to help improve the health of people worldwide. With this commitment, BioNTech contributes to the United Nations Sustainable Development Goals (SDGs) – especially to the third SDG: the promotion of good health and well-being for all people of all ages. Particularly during the COVID-19 pandemic, the vital importance of the latter has become apparent.

With its proprietary technology and decade-long experience in mRNA research, BioNTech successfully developed a well-tolerated and effective vaccine against COVID-19 in only ten months – the first COVID-19 vaccine approved after a Phase 3 trial and the first mRNA-based vaccine for use in humans worldwide. Thus, BioNTech is making a significant contribution to address the pandemic, thereby saving lives and securing livelihoods.

To fulfill its mission of improving the health of people worldwide, BioNTech has become a global, fully integrated immunotherapy company. This includes addressing global health challenges such as COVID-19. In addition to its vaccine against COVID-19, the Company is developing vaccine candidates against nine other infectious diseases, such as HIV and Tuberculosis, both of which disproportionately affect people living in lower and lower-middle income countries. BioNTech is also working on mRNA-based vaccines and therapies to address other public health challenges, such as autoimmune disease.

In addition, BioNTech is advancing its diversified immuno-oncology pipeline across four drug classes: mRNA therapeutics, cell therapies, next-generation antibodies, and small molecule immunomodulators. The Company currently has 14 product candidates in 15 ongoing clinical trials. BioNTech is focused on accelerating the path-to-market for its lead oncology programs to make them available to cancer patients as quickly as possible.

Responsible governance

The Company pursues the objective of sustainable value creation by addressing the interests of its shareholders, workforce and other stakeholders. The Sustainability Report describes its compliance and ethics principles, as well as its approach to human rights in the supply chain.

An important element of the report is the description of how patient safety is ensured in all phases of the product life cycle: from clinical development to the authorized and marketed product, as well as maintaining the highest quality standards in manufacturing, product labeling, and the disclosure of product-related risks and benefits. In September 2020, BioNTech’s Chief Executive Officer (CEO) and co-founder Ugur Sahin, together with eight other bio-pharma CEOs, pledged to continue to make the safety and well-being of vaccinated individuals the top priority in the development of the first COVID-19 vaccines. This does not only apply to the vaccine candidates developed to address COVID-19, but to all product candidates BioNTech is developing.

Responsibility for protecting the environment and climate

BioNTech supports the legally binding international treaty on climate change (“Paris Agreement”). The Company intends to be climate neutral by 2030 at the latest, despite continuing to grow and whilst maintaining the highest standards of quality in research and development and commercial production.

BioNTech announced a Global Climate Protection Strategy and will outline concrete emissions targets and KPIs as well as tangible measures in 2021. In January 2021, BioNTech began switching over those energy contracts which it has direct contractual control over to agreements supplying solely renewable electricity and climate neutral natural gas. Since January 2021, 85% of its total energy consumption (based on total energy consumption in 2020) is already covered by energy sources that have a climate-neutral effect for BioNTech – either directly or, with regards to natural gas, through CO2e emission offsets implemented by the energy provider.

Responsibility for a corporate culture of diversity

Diversity is a key aspect of the corporate culture at BioNTech. The Company has employees from more than 60 nationalities. Women account for 54% of the total workforce and 45% of top management below the management board. BioNTech’s track record has proven that different cultures and perspectives enrich the Company and are an important factor in its success. To further promote diversity across society, BioNTech has been a signatory to the Diversity Charter “Charta der Vielfalt” since November 2018.

About BioNTech’s first Sustainability Report

BioNTech has been strategically addressing its corporate responsibility since late 2019. The Company’s sustainability reporting is guided by the standards of the Global Reporting Initiative (GRI). The report has been prepared in accordance with the GRI Standards: Core option. In the GRI Content Index, references to the Sustainability Accounting Standards Board’s (SASB) industry standards, the ten Principles of the UN Global Compact and the Sustainable Development Goals (SDGs) are made. The German translation of the Sustainability Report 2020 will be available in June 2021.

The full Sustainability Report 2020 can be found under the following link.

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bispecific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer.

For more information, please visit www.BioNTech.de

Forward-Looking Statements

This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s efforts to combat COVID-19; the collaboration between BioNTech and Pfizer to develop a COVID-19 vaccine (including a potential second booster dose of BNT162b2 and/or a potential booster dose of a variation of BNT162b2 having a modified mRNA sequence); the initiation, timing, progress, and results of BioNTech’s research and development programs and its current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and BioNTech’s research and development programs; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; BioNTech’s plans and targets for energy use and consumption, including its carbon neutrality plans; and the demographic makeup of BioNTech’s employees. Any forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the ability to meet the pre-defined endpoints in clinical trials; the ability to effectively scale our productions capabilities; and other potential difficulties.

For a discussion of these and other risks and uncertainties, see BioNTech’s Annual Report as Form 20-F for the Year Ended December 31, 2020, filed with the SEC on March 30, 2021, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

Media Relations

Jasmina Alatovic

Director Global External Communications
Tel: +49 (0)6131 9084 1513
E-mail: media@biontech.de

Investor Relations

Sylke Maas, Ph.D.

Vice President Investor Relations

Tel.: +49 (0)6131 9084 0

E-mail: Investors@biontech.de